UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934



iTalk Inc.





(Name of Issuer)



Common Stock





(Title of Class of Securities)



465353100






(CUSIP Number)



Charles W. Glasgow

5200 Keller Springs Rd. Suite 1212

Dallas, TX 75248

940-387-2054





(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)



July 21, 2016





(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule*
 is filed:
   Rule 13d-1(b)
x  Rule 13d-1(c)
   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's* initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would alter* disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be* deemed to be "filed" for the purpose of Section 18 of the Securities* Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of* that section of the Act but shall be subject to all other provisions of* the Act (however, see the Notes).















CUSIP No. 465353100   13G   Page 2 of 5 Pages





1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles W. Glasgow & Bonnie L. Glasgow JT
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America, State of Texas




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH   5.   SOLE*
VOTING POWER


  6.   SHARED VOTING POWER

170,000,000
  7.   SOLE DISPOSITIVE POWER


  8.   SHARED DISPOSITIVE POWER

170,000,000




9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 170,000,000
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.07%
12.   TYPE OF REPORTING PERSON (see instructions)

IN
















CUSIP No. 465353100   13G   Page 3 of 5 Pages


Item 1.

  (a) Name of Issuer

iTalk Inc.


  (b) Address of Issuer's Principal Executive Offices

100 E. Linton Blvd., Suite 144-A, Delray Beach, FL 33483



Item 2.

  (a) Name of Person Filing
Charles W. Glasgow & Bonnie L. Glasgow JT

  (b) Address of the Principal Office or, if none, residence
5200 Keller Springs Rd., Suite 1212, Dallas, TX   75248

  (c) Citizenship
United States of America

  (d) Title of Class of Securities
 Common Stock

  (e) CUSIP Number

465353100



Item 3. If this statement is filed pursuant to Sec.240.13d-1(b) or* 240.13d-2(b)or (c), check whether the person filing is a:

  (a)  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.*
78c).

  (d) Investment company registered under section 8 of the Investment Company* Act of 1940 (15 U.S.C. 80a-8).

  (e)  An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

  (f) An employee benefit plan or endowment fund in accordance with* Sec. 240.13d-1(b)(1)(ii)(F);

  (g) A parent holding company or control person in accordance with* Sec. 240.13d-1(b)(1)(ii)(G);

  (h) A savings associations as defined in Section 3(b) of the Federal Deposit* Insurance Act (12 U.S.C. 1813);

  (i) A church plan that is excluded from the definition of an investment* company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.*
 80a-3);

  (j)  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).















CUSIP No. 465353100   13G   Page 4 of 5 Pages




Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage* of the class of securities of the issuer identified in Item 1.


  (a)   Amount beneficially owned: 170,000,000

  (b)   Percent of class: 9.07%

  (c)   Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote  0

      (ii) Shared power to vote or to direct the vote  170,000,000

      (iii) Sole power to dispose or to direct the disposition of  0

      (iv) Shared power to dispose or to direct the disposition of 170,000,000


Instruction. For computations regarding securities which represent a right to* acquire an underlying security see Sec.240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.



If this statement is being filed to report the fact that as of the date hereof* the reporting person has ceased to be the beneficial owner of more than five* percent of the class of securities, check the following.



Instruction. Dissolution of a group requires a response to this item.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.



Item 7. Identification and Classification of the Subsidiary Which Acquired the* Security Being Reported on By the Parent Holding Company.



Item 8.  Identification and Classification of Members of the Group.



Item 9.  Notice of Dissolution of Group.















CUSIP No. 465353100   13G   Page 5 of 5 Pages




Item 10.  Certification.


  (a) The following certification shall be included if the statement is filed* pursuant to Sec. 240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief,* the securities referred to above were acquired and are held in the ordinary* course of business and were not acquired and are not held for the purpose of* or with the effect of changing or influencing the control of the issuer of the* securities and were not acquired and are not held in connection with or as a* participant in any transaction having that purpose or effect.

  (b) The following certification shall be included if the statement is filed* pursuant to Sec. 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief,* the securities referred to above were not acquired and are not held for the* purpose of or with the effect of changing or influencing the control of the* issuer of the securities and were not acquired and are not held in connection* with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify* that the information set forth in this statement is true, complete and correct.



August 16, 2016

Date



/s/ Charles W. Glasgow  /s/ Bonnie L. Glasgow
Signature



Charles W. Glasgow & Bonnie L. Glasgow

Name/Title